UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
650-1867 Yonge Street, Toronto, Ontario M4S 1Y5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

Peace Arch Home Entertainment Announces Acquisition of North American Distribution Rights to “The Jolly Boys’ Last Stand”

Comedy Featuring Sacha Baron Cohen and Andy Serkis to be Company’s First Major U.S. DVD Release Since Acquiring Trinity Home Entertainment

Toronto – September 26, 2007 -- Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an integrated global entertainment company creating critically acclaimed television, film and DVD content for worldwide distribution,  announced today that its home entertainment division has acquired North American distribution rights to the British comedy “The Jolly Boys’ Last Stand.” The film features comedy sensation Sacha Baron Cohen (“Borat,” TV’s Da Ali G Show) and comedian Andy Serkis (“Lord of The Rings,” “King Kong”).

This uniquely-styled film will be Peace Arch Home Entertainment’s first major U.S. DVD release since the Company purchased the California-based distributor Trinity Home Entertainment in July 2007.  The U.S. and Canada release date for “The Jolly Boys Last Stand” is November 6, 2007.

“Our ability to acquire highly sought-after third party content to supplement our own robust production output is a key factor in our strategy for growing our direct distribution operations in North America,” said John Flock, President and Chief Operating Officer of Peace Arch Entertainment. “We are now one of a very few companies outside the major studios with a proven ability to distribute films directly both theatrically and on DVD in the United States as well as in Canada.”

Sacha Baron Cohen is known worldwide for creating the hilarious characters Borat and Ali G.  Andy Serkis is best known for his portrayal of Gollum in the “Lord of the Rings” series, as well as his role in the Peter Jackson film, “King Kong.”

In “The Jolly Boys’ Last Stand,” London drinking buddies who call themselves The Jolly Boys devote most of their spare time to swilling beer, goofing off, and generally pursuing un-ambitious good times.  But one day Spider (Serkis), the group’s de facto leader, announces he’s decided to marry his girlfriend.  His best friend Des gets a camcorder to make a video commemorating the club’s exploits before matrimony lures Spider away.  When Vinnie (Baron Cohen) decides to follow Spider’s example and proposes to his girlfriend as well.  Des wonders if he’s documenting Spider’s last days of bachelor freedom, or the beginning of the end of The Jolly Boys.

The film was written and directed by Christopher Payne.

Peace Arch Entertainment’s expanding line up of feature films and long-form television programming includes the powerful ensemble drama “Winged Creatures,” starring Kate Beckinsale, Forest Whitaker, Jennifer Hudson, Dakota Fanning, Guy Pearce and Jackie Earle Haley, and the film comedy “The Deal” from the best-selling Peter Lefcourt novel, with a cast that includes William H. Macy, Meg Ryan, LL Cool J and Elliott Gould, as well as the hit ten-part, multi-Emmy Award®-winning television series “The Tudors” starring Golden Globe® Award-winning actor Jonathan Rhys Meyers, which premiered to record audiences on Showtime in the US in April.

Other titles in Peace Arch’s growing lineup of theatrical films include the drama “Chapter 27” starring Jared Leto and Lindsay Lohan, the award-winning “Delirious,” starring Steve Buscemi, Michael Pitt, Alison Lohman, Gina Gershon and Elvis Costello, with both films enjoying premieres at the 2007 Sundance Film Festival; and the romantic comedy “Watching the Detectives” starring Lucy Liu and Cillian Murphy, which world premiered at the 2007 Tribeca Film Festival in New York City.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 500 classic and contemporary titles. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada. For additional information, please visit www.peacearch.com. Peace Arch recently acquired Dufferin Gate Productions, one of Toronto's foremost providers of production services and facilities, and Trinity Home Entertainment, a leading distributor of independent features films in the United States.

For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

FORWARD-LOOKING STATEMENT

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Distributed by Filing Services Canada and retransmitted by Marketwire

    Contact:

     Roy Bodner

     Vice President Public Relations

     Peace Arch Entertainment

     (310) 776-7208

     Email Contact: Email Contact

     Or

     Financial Communications

     Trilogy Capital Partners

     Ryon Harms

     (800) 592-6067

     Email Contact: Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	September 26, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

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C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.